June 21, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tom Kluck, Legal Branch Chief
Office of Real Estate and Commodities

Re:	TPG RE Finance Trust, Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed May 30, 2017
File No. 333-217446

Ladies and Gentlemen:

As counsel to TPG RE Finance Trust, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended, Pre-Effective Amendment No. 2 (the “Amended Registration Statement”) relating to the Company’s proposed initial public offering, and the Company’s responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 16, 2017, with respect to Amendment No. 1 to the Company’s registration statement on Form S-11 filed with the Commission on May 30, 2017.

For your convenience, we will hand-deliver three full copies of the Amended Registration Statement, as well as three copies of the Amended Registration Statement marked to show all changes made since the filing of Amendment No. 1 to the Registration Statement.

For the convenience of the Staff, we have reproduced the Staff’s comments in bold, italicized text and have followed each comment with the Company’s response. All references to page numbers and captions correspond to the Amended Registration Statement unless otherwise specified.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Richmond Riyadh San Francisco Taipei Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

Securities and Exchange Commission

June 21, 2017

General

1.	We note your response to comment 2 of our prior letter. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact Rochelle Plesset in the Division of Investment Management and engage directly.

RESPONSE: The Company respectfully advises the Staff that, in response to the oral comments received from Rochelle Plesset in the Division of Investment Management, the Company has revised the disclosure on pages 61 and 62 and pages 169 and 170 of the Amended Registration Statement.

Prospectus Summary

Loan Pipeline, page 16

2.	Please tell us if any of the loans in your loan pipeline exceed 10% of offering proceeds, or total assets as of December 31, 2016, if greater. We may have further comment.

RESPONSE: The Company respectfully advises the Staff that none of the loans in the Company’s loan pipeline exceed 10% of the Company’s total assets as of December 31, 2016, the greater of the two measures noted in the Staff’s comment.

Management Agreement, page 21

3.	We note your response to our prior comment 8 and your revised disclosure under this heading related to the collateral management fee which will equal 0.075% per annum of the aggregate par amount of the loans in the CLO. For clarification, please revise to disclose the aggregate par amount of the loans in the CLO as of a recent date.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 25, 193 and 200 of the Amended Registration Statement to disclose the aggregate par amount of the loans in the CLO as of December 31, 2016 and 2015 and March 31, 2017 and 2016. The Company will continue to include this information in future filings.

Conflicts of Interest, page 24

4.	We note your revised disclosure on pages 24-25 and pages 183-184 in response to our prior comment 11. We reissue our prior comment in part. We note that investment opportunities will be allocated among your company and one or more TPG Funds. Please expand your disclosure to state the number and size of the funds to which you refer.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 26, 39 and 196 of the Amended Registration Statement to state the number and size of the funds to which the disclosure refers.

Securities and Exchange Commission

June 21, 2017

Core Earnings, page 102

5.	We note your response to our comment 16 and your revised disclosure on page 102. Please revise to provide a more substantive reason why you believe excluding incentive compensation, a recurring cash operating expense, would make the measure useful to investors. Reference is made to Item 10(e)(1)(i)(C) of Regulation S-K and Question 100.01 of the C&DIs on Non-GAAP Financial Measures.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure throughout the Amended Registration Statement to remove Core Earnings as a non-GAAP financial measure. In the future, the Company may disclose Core Earnings. If the Company discloses Core Earnings in the future, Core Earnings will be presented after giving effect to the payment of incentive management fees to the Manager (incentive management fees will not be added back to the Company’s net income or loss for the applicable reporting period).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Portfolio Financing, page 107

6.	We note your response to our comment 31 that some of your debt meets the definition of a repurchase agreement. Please expand your disclosure to quantify the average quarterly balance of your repurchase agreements for each of the past three years. In addition, please quantify the period end balance for each of those quarters and the maximum balance at any month-end. Also disclose the causes and business reasons for the significant variances among these amounts.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 127 of the Amended Registration Statement to quantify the average quarterly balance of the Company’s repurchase agreements for loan investments for the three months ended March 31, 2017 and the six immediately preceding quarters and the period-end balance and maximum balance at any month-end for each of those quarters. The Company respectfully advises the Staff that it did not have any repurchase agreements for loan investments until the third quarter of 2015. The Company has also revised the disclosure on pages 127 and 128 of the Amended Registration Statement to quantify the average quarterly balance of the Company’s repurchase agreements for CMBS investments for the three months ended March 31, 2017 and the two immediately preceding quarters and the period-end balance and maximum balance at any month-end for each of those quarters. The Company respectfully advises the Staff that it did not have any repurchase agreements for CMBS investments until the third quarter of 2016. The Company has also disclosed the causes and business reasons for the significant variances among the amounts referred to above. The Company will continue to include this information in future filings.

Securities and Exchange Commission

June 21, 2017

Our Manager and Our Management Agreement, page 172

7.	Please include disclosure regarding the executive officers of your Manager or persons who perform policy making functions typically performed by an executive officer. See Item 401 of Regulation S-K and Rule 405 of Regulation C.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure throughout the Amended Registration Statement to clarify that the Manager’s senior leadership team is provided by TPG to the Manager. The Company respectfully advises the Staff that the Manager does not have any executive officers or employees.

Consolidated Balance Sheets, pages F-4

8.	We note your response to our comment 31 that some of your debt meets the definition of a repurchase agreement. Please tell us how you determined it was not necessary to caption your repurchase agreements as such on the face of the balance sheets. Please refer to Rule 4-08(m) of Regulation S-X. Further, please tell us how you determined it was not necessary to separately present the amount of your transferred financial assets on the face of your balance sheets. Please refer to ASC 860.

RESPONSE: The Company acknowledges the Staff’s comment and, beginning with the March 31, 2017 financial statements, the Company has revised the face of the balance sheet on page F-25 of the Amended Registration Statement to caption its repurchase agreements as such. Further, the Company notes that it presents the amount of its transferred financial assets in the “Notes Payable, Repurchase Agreements, and Subscription Secured Facility” note to its financial statements on pages F-19, F-20 and F-21 and pages F-36, F-37, F-38, F-39 and F-40 of the Amended Registration Statement. The Company will continue to include this information in future filings.

(2) Summary of Significant Accounting Policies

Basis of Accounting and Principles of Consolidation, page F-8

9.	We note your response to our comment 28. Please provide us with a more robust analysis on how you determined that you are the primary beneficiary of the CLO Issuer; specifically, please clarify for us how you determined you have the power to direct the activities of the CLO Issuer. Within your response, please reference the guidance in ASC 810-10-25 that management relied upon.

RESPONSE: The Company acknowledges the Staff’s comment and has provided a more robust analysis on how it was determined that it was the primary beneficiary of the CLO Issuer; including but not limited to, specifically clarifying for the Staff how it was determined that the Company has the power to direct the activities of the CLO Issuer.

Securities and Exchange Commission

June 21, 2017

General Information

1.	The consolidation analysis of the CLO Issuer is based on Accounting Standards Codification (ASC) Topic 810 – Consolidation (“ASC 810”) guidance effective for public entities at December 31, 2016.

2.	The CLO Issuer is a legal entity and was evaluated for consolidation in accordance with ASC 810-10-15-14.

3.	A scope exception under ASC 810-10-15-12 or ASC 810-10-15-17 does not exist or apply, respectively.

4.	The CLO Issuer was determined to be a VIE because the Company, which is the holder of the equity investment at risk, does not have, through its voting rights or similar rights, the ability to direct the activities of the CLO Issuer that most significantly impact the CLO Issuer’s economic performance. In this evaluation the Company makes reference to ASC 810-10-15-14.

5.	TPG RE Finance Trust Management, L.P., as the collateral manager (the “CLO Collateral Manager”), is considered to be the single decision maker because it has the sole power to direct the activities of the CLO Issuer that most significantly impact its economic performance; however, the CLO Collateral Manager does not have any direct or indirect variable interests in the CLO Issuer as per ASC 810-10-25-38 and 48 through 54, respectively.

6.	The collateral management fees paid to the CLO Collateral Manager are compensation for the services provided and are commensurate with the level of effort required to provide those services, and the service arrangement includes only terms, conditions, or amounts that are customarily present in arrangements for similar services negotiated at arm’s length as per ASC 810-10-25-38H.

7.	For purposes of applying the guidance in ASC 810-10-25 and consistent with guidance of the FASB in paragraph BC69 of ASU 2015-02, the Company has evaluated entities under common control to include subsidiaries controlled by a common parent, or a subsidiary and its parent. Accordingly, the Company has determined that the CLO Collateral Manager and the Company are a related party group that is not under common control.

8.	The Company is the reporting entity and has a direct variable interest in the CLO Issuer based on its wholly owned interest in a consolidated subsidiary, TPG RE Finance Trust CLO Holdco, LLC, which owns 100% of the CLO Issuer’s equity interest (per ASC 810-10-55-16 through 55-41) and has the obligation to absorb losses and right to receive the returns of the CLO Issuer.

Securities and Exchange Commission

June 21, 2017

9.	Substantially all of the activities of the CLO Issuer either involve or are conducted on behalf of the Company which is the single variable interest holder (excluding the CLO Collateral Manager as the single decision maker) in a related party group that is not under common control (per ASC 810-10-25-44B).

Consolidation Analysis

As of each reporting date, the Company evaluates its consolidation of the CLO Issuer based on the requirements of ASC 810 utilizing the following analysis and specific codification references:

Step 1 – Does the Company, which is the reporting entity, own a variable interest in the CLO Issuer, which is the legal entity in question? Yes. The Company is the reporting entity and owns 100% of the equity of the CLO Issuer, which holds assets and conducts business activity and thus is considered a legal entity under ASC 810. The Company designed and created the CLO Issuer to finance the ownership of loans and participation interests in loans acquired by the Company. The value of the Company’s economic interest in the CLO Issuer will vary depending upon the performance of the loans and participation interests securing the Class A Note payable issued by the CLO Issuer. This step of the Company’s analysis relies primarily on ASC 810-10-25-20 through 33.

The CLO Collateral Manager receives a collateral management fee equal to 0.075% of the aggregate par amount of loans owned by the CLO Issuer to manage the assets of the CLO Issuer. The Company determined that the collateral management fee is not a variable interest because it is not performance based. The collateral management fee is compensation for the services provided and is commensurate with the level of effort required by the CLO Collateral Manager to provide those services and the service arrangement includes only terms, conditions, or amounts that are customarily present in arrangements for similar services negotiated at arm’s length. Additionally, the CLO Collateral Manager does not receive incentive fees. This step of the Company’s analysis relies primarily on ASC 810-10-25-38H.

Step 2 – Is the CLO Issuer a variable interest entity (VIE)? Yes. The CLO Issuer was determined to be a VIE because the Company, which is the holder of the equity investment at risk, does not have, through its voting rights or similar rights, the ability to direct the activities of the CLO Issuer that most significantly impact the CLO Issuer’s economic performance. The Company’s equity in the CLO Issuer is GAAP equity. The equity at risk obligates the Company to bear the first risk of economic loss (up to the full amount of its equity investment) and gives the Company the right to receive the benefit of the economic return with respect to the assets of the CLO Issuer. This step of the Company’s analysis relies primarily on ASC 810-10-15-14.

Securities and Exchange Commission

June 21, 2017

Step 3 – Does the Company individually have the power to direct the activities of the CLO Issuer that most significantly impact the economic performance of the CLO Issuer? No. The CLO Collateral Manager has the power to direct the activities of the CLO Issuer that most significantly impact its economic performance. Although the Company and the CLO Collateral Manager were each significantly involved in the design of the CLO Issuer, the CLO Collateral Manager has primary decision making rights with respect to the assets of the CLO Issuer, subject to the servicing standard of the Collateral Management Agreement, which obligates the CLO Collateral Manager to make decisions that require it to act in good faith and maximize the value of the CLO Issuer’s assets.

The CLO Collateral Manager earns at-market collateral management fees that are commensurate with its collateral management duties. Additionally, the CLO Collateral Manager owns no equity or performance-based interest in the CLO Issuer. Therefore, the CLO Collateral Manager does not have a direct or indirect variable interest in the CLO Issuer. The CLO Collateral Manager has no obligation to absorb losses incurred by the CLO Issuer and it has no right to receive benefits from its economic performance that could potentially be significant to the CLO Issuer. The CLO Collateral Manager’s collateral management fee is 0.075% of the aggregate par amount of the loans in the CLO Issuer, which is approximately 1% of total interest income generated by loans owned by the CLO Issuer as of the May 15, 2017 waterfall. By comparison, the holder of the Class A Note issued by the CLO Issuer (the “Class A Note Holder”) receives a contractual interest payment equal to approximately 40% of total interest income generated by the CLO Issuer’s loan assets, while the Company receives the remaining 59%.

The cash flow example above illustrates the contractual cash flow waterfall between the CLO Collateral Manager, the Class A Note Holder and the Company during each payment period. The Class A Note Holder is an unaffiliated third party to both the Company and CLO Collateral Manager and it is not exposed to significant economic variability through its senior position in the capital structure because it only receives contractual interest payments that are protected by the Company’s equity ownership in the CLO Issuer. The Class A Note Holder has a lending relationship with the CLO Issuer, in which its economic exposure to losses is limited to the return of its outstanding principal balance of the Class A Note and its economic benefits are limited to contractual interest payments. The Class A Note Holder is a passive investor in the CLO Issuer with standard creditor rights governed by an indenture and no equity ownership in the CLO Issuer.

This step of the Company’s analysis relies primarily on ASC 810-10-15-14(b), ASC 810-10-25-38 through 38G, and ASC 810-10-25-42 through 44B. Based on this evaluation, the Company further considered, in item 5 below, that the Company and the CLO Collateral Manager constitute a related party group as determined per ASC 810-10-25-42 that is not under common control to determine whether the Company is the primary beneficiary of the CLO Issuer.

Securities and Exchange Commission

June 21, 2017

Step 4 – Does the Company have the obligation to absorb losses of the CLO Issuer and receive economic benefits of the CLO Issuer, in both instances in amounts that are significant to the VIE taken as a whole? Yes. The Company owns 100% of the equity in the CLO Issuer, thus providing credit support, bearing first risk of economic loss to the extent of its investment in the CLO Issuer, and entitling it to the economic return in excess of interest and return of principal on the Class A Note held by the Class A Note Holder. In both instances, the Company’s obligation to absorb losses of the legal entity and receive economic benefits of the legal entity are significant to the VIE.

The Company also evaluated the Class A Note Holder as a potential variable interest holder in the CLO Issuer due to its potential exposure to credit losses with respect to the underlying loans. The Class A Note Holder’s potential exposure to credit losses is triggered only once the CLO Issuer’s realized losses exceed the GAAP equity invested by the Company. The Company concluded that while the Class A Note Holder does have a variable interest in the CLO Issuer, the Class A Note Holder is not considered to be the primary beneficiary of the CLO Issuer because the Class A Note holder does not control any activities that could significantly affect the economic performance of the CLO Issuer and the Class A Note Holder does not have an obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE.

This step of the Company’s analysis relies primarily on ASC 810-10-15-14(b), ASC 810-10-25-24, and ASC 810-10-55-16 through 55-41. Based on this evaluation, the Company further considered, in item 5 below, that the Company and the CLO Collateral Manager constitute a related party group as determined per ASC 810-10-25-42 that is not under common control to determine whether the Company is the primary beneficiary of the CLO Issuer.

Step 5 – Does the related party group consisting of the Company and the CLO Collateral Manager have shared power and shared significant economic exposure, and do substantially all the activities of the CLO Issuer relate to one member of the related party group? The related party group consists of the Company and CLO Collateral Manager. The related party group does not include the Class A Note Holder because it is an unaffiliated third party of the Company and CLO Collateral Manager. ASC 810-10-25-44B applies because (1) the conditions in paragraph ASC 810-25-44A are not met by a single decision maker and its related parties and (2) substantially all of the activities of the CLO Issuer either involve or are conducted on behalf of a single variable interest holder (excluding the single decision maker) in the single decision maker’s related party group. ASC 810-10-25-44B further states in part that “the single variable interest holder for which substantially all of the activities either involve or are conducted on its behalf would be the primary beneficiary.”

Securities and Exchange Commission

June 21, 2017

The CLO Collateral Manager and the Company are related parties, but they are not under common control because they are not subsidiaries of a common parent, and neither is in a parent-subsidiary relationship with the other. Furthermore, while the related-party group has the power to direct the activities of the CLO Issuer that most significantly impacts its economic performance and holds a significant economic interest in the CLO Issuer, neither party solely has both. While the Company owns 100% of the CLO Issuer’s equity, the CLO Collateral Manager has the power to direct the activities of the CLO Issuer that most significantly impact its economic performance, but it does not have a variable interest in the CLO Issuer.

The Collateral Management Agreement between the Company and the CLO Collateral Manager provides the CLO Collateral Manager with the right to control, and the power to direct, the activities of the CLO Issuer that most significantly impact its economic performance. The Class A Note Holder is not a party to this agreement. The activities of the CLO Collateral Manager are focused on, and subject to, servicing standards that require it to act in good faith and maximize the value of the CLO Issuer’s assets. In accordance with the CLO Issuer’s governing documents, the monthly cash flow from each mortgage loan is paid through the CLO Issuer’s structure via a contractual cash flow waterfall. In each payment period, cash proceeds from the assets held by the CLO Issuer are applied first to pay collateral management fees due to the CLO Collateral Manager, then to the Class A Note Holder for interest and principal payments due, then the payment of other administrative expenses of the CLO Issuer, if any, and the remainder to the Company as the owner of 100% of the equity of the CLO Issuer. The cash flow waterfall makes clear that substantially all of the activities of the CLO Collateral Manager support, the CLO Issuer’s economic performance is most closely associated with, and substantially all of the economic benefits flow to, the Company within the related party group.

This step of the Company’s analysis relies primarily on ASC 810-10-25-44B.

Conclusion

Substantially all of the CLO Issuer’s activities are conducted by the CLO Collateral Manager, a related party that is not under common control with the Company, for the economic benefit of the Company. Based on ASC 810-10-25-44B, the Company is considered the primary beneficiary of the CLO Issuer and, based on the foregoing analysis, the Company concluded that it should consolidate the CLO Issuer in accordance with the guidance in ASC 810.

Securities and Exchange Commission

June 21, 2017

(6) Notes Payable, Repurchase Agreements, and Subscription Secured Facility, page F-19

10.	We note your response to our comment 31 that some of your debt meets the definition of a repurchase agreement. Please tell us how you determined it was unnecessary to disclose the amount at risk under repurchase agreements with each of your significant counterparties. Please refer to Rule 4-08(m) of Regulation S-X.

RESPONSE: The Company acknowledges the Staff’s comment and, beginning with the March 31, 2017 financial statements, the Company has revised the disclosure on pages F-38, F-39 and F-40 to disclose the amount at risk under repurchase agreements with each of the Company’s counterparties. The Company will continue to include this information in future filings.

11.	For your repurchase agreements, please revise your column captioned ‘Principal Balance of Collateral Pledged’ to clarify that the assets have been transferred, or advise to tell us how you determined your caption is appropriate.

RESPONSE: The Company acknowledges the Staff’s comment and, beginning with the March 31, 2017 financial statements, the Company has revised the disclosure on pages F-36 and F-37 to remove the word “Pledged” from the caption.

(2) Summary of Significant Accounting Policies

Portfolio Financing Arrangements, page F-31

12.	We note your response to our comment 27 and the related revised disclosure. Please further revise your disclosure to clarify when the non-recourse syndication of a senior loan interest to third-party results in the transaction being recorded as a sale of a senior loan interest under U.S. GAAP.

RESPONSE: The Company acknowledges the Staff’s comment and, beginning with the March 31, 2017 financial statements, the Company has revised the disclosure on page F-31 of the Amended Registration Statement to clarify when the non-recourse syndication of a senior loan interest to a third party results in the transaction being recorded as a sale of a senior loan interest under U.S. GAAP. The Company will continue to include this information in future filings.

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Securities and Exchange Commission

June 21, 2017

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (212) 237-0196.

Sincerely,

/s/ David S. Freed
David S. Freed

cc:	Greta Guggenheim

Robert Foley

Deborah Ginsberg

Edward F. Petrosky, Sidley Austin LLP

J. Gerard Cummins, Sidley Austin LLP